Exhibit 99.1

Jiayuan Announces Fourth Quarter and Full Year 2013 Financial Results

BEIJING, China, February 27, 2014 — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights1

•                      Net revenues for the fourth quarter 2013 were RMB133.1 million (US$22.0 million), a year-over-year increase of 20.4%.

•                      Operating income for the fourth quarter 2013 was RMB17.8 million (US$2.9 million), a year-over-year increase of 40.2% from RMB12.7 million for the corresponding quarter of 2012. Excluding share-based compensation, non-GAAP2 operating income for the fourth quarter 2013 was RMB18.0 million (US$3.0 million), compared to non-GAAP operating income of RMB17.4 million for the corresponding quarter of 2012.

•                      Net income for the fourth quarter 2013 was RMB25.0 million (US$4.1 million), a year-over-year increase of 45.2% from RMB17.2 million for the corresponding quarter of 2012. Excluding share-based compensation, non-GAAP net income for the fourth quarter of 2013 was RMB25.2 million (US$4.2 million), a year-over-year increase of 14.9% from RMB22.0 million for the corresponding quarter of 2012.

Full Year 2013 Highlights

•                      Net revenues for full year 2013 were RMB492.6 million (US$81.4 million), a year-over-year increase of 19.9%.

•                      Operating income for full year 2013 was RMB54.0 million (US$8.9 million), a year-over-year increase of 4.2%. Excluding share-based compensation, non-GAAP operating income for full year 2013 was RMB64.4 million (US$10.6 million), compared to RMB65.2 million in the previous year.

•                      Net income for full year 2013 was RMB63.7 million (US$10.5 million), a year-over-year increase of 8.0%. Excluding share-based compensation, non-GAAP net income for full year 2013 was RMB74.1 million (US$12.2 million), a 2.5% year-over-year increase from RMB72.3 million for the previous year.

“In the fourth quarter, net revenues increased by 20.4% year-over-year, driven by healthy growth in our online business as well as our rapidly expanding personalized matchmaking business,” said Mr. Linguang Wu, CEO of Jiayuan. “Executing on our segmentation strategy, in 2013 we launched new mobile products targeting younger demographics. We also continued to invest significant resources in improving user experience and ensuring a safe and friendly environment for users, in line with our mission to provide the best online dating platforms for China’s singles.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter and the year ended December 31, 2013, were made at an exchange rate of RMB6.0537 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2 Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying ‘‘Non-GAAP Financial Measures’’ and ‘‘Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Mr. Wu added, “We have been extremely encouraged by our success in leveraging Jiayuan’s resources to expand our personalized matchmaking offer, which covered 30 locations in 25 cities as of the end of 2013. In the fourth quarter alone we added 12 locations in 11 cities, and we expect to see continued strong growth in the year ahead.”

Mr. Shang Koo, CFO of Jiayuan commented, “Innovation has always been at the core of Jiayuan’s success and we will continue to invest heavily in developing new features and product offerings to help drive user growth. In the quarters ahead we will put more effort on improving our brand awareness and market share through increased marketing activities. We are confident that our multi-brand, multi-segment product strategy will allow us to further strengthen Jiayuan’s industry-leading position over the long term.”

Fourth Quarter 2013 Operational Results

The number of average monthly active user accounts3 for the fourth quarter 2013 was 4,920,553, compared to 5,123,265 for the corresponding period of 2012 and 5,428,336 for the previous quarter.

The number of average monthly paying user accounts4 for the fourth quarter 2013 was 1,382,873, compared to 1,233,466 for the corresponding period of 2012 and 1,368,726 for the previous quarter.

The paying user ratio for the fourth quarter 2013 was 28.1%, compared to 24.1% for the corresponding period of 2012 and 25.2% for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the fourth quarter 2013 was RMB25.3, compared to RMB26.5 for the corresponding period in 2012 and RMB25.5 for the previous quarter.

Fourth Quarter 2013 Financial Results

Jiayuan reported net revenues of RMB133.1 million (US$22.0 million) for the fourth quarter of 2013, representing a year-over-year increase of 20.4% from RMB110.5 million, primarily due to the development in online services and the quick expansion of personalized matchmaking services, and an increase of 3.4% compared to RMB128.7 million for the previous quarter due to the increase in personalized matchmaking services.

3 Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the fourth quarter of 2013, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

4 In the fourth quarter of 2013, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

•                      Online services contributed RMB107.7 million (US$17.8 million), or 80.9% of net revenues for the fourth quarter of 2013, representing a year-over-year increase of 9.8% from RMB98.1 million, and compared to RMB108.3 million for the previous quarter. The year-over-year increase was mainly attributable to the increasing number of paying user accounts. The slight sequential decrease was due to seasonality and the growing number of mobile users who prefer micro payments.

•                      Personalized matchmaking services, previously reported as a part of Personalized matchmaking services and events, contributed RMB19.7 million (US$3.2 million), or 14.8% of net revenues for the fourth quarter of 2013, representing a year-over-year increase of 111.8% from RMB9.3 million, and a quarter-over-quarter increase of 42.6% from RMB13.8 million. Both the year-over-year and sequential increase were attributable to the growing number of service centers and customers served. In the revenue breakdown, the Company has split the “Personalized matchmaking services and events” revenue line into two new lines —“Personalized matchmaking services” and “Events and others” to better reflect the changes in its business over the past year and to avoid confusion with online VIP subscription packages.

•                      Events and others, contributed RMB 5.8 million (US$ 954,000), or 4.3% of net revenues for the fourth quarter of 2013, representing a year-over-year increase of 83.1% from RMB3.2 million, and compared to RMB6.6 million for the previous quarter. The year-over-year increase was mainly attributable to the increased sponsorships the Company introduced for events. The sequential decrease was due to a decline in sponsorships resulting from seasonality.

Cost of revenues for the fourth quarter of 2013 was RMB52.3 million (US$8.6 million), representing a year-over-year increase of 36.8% from RMB38.2 million, compared to RMB45.9 million for the previous quarter. Both the yearly and sequential increases were primarily due to the increased investment in personalized matchmaking services in line with the revenue growth.

Gross profit for the fourth quarter of 2013 was RMB80.8 million (US$13.3 million), representing a year-over-year increase of 11.8% from RMB72.3 million, compared to RMB82.8 million for the previous quarter.

Selling and marketing expenses were RMB44.3 million (US$7.3 million) for the fourth quarter of 2013, representing a year-over-year increase of 8.8% from RMB40.7 million, and a quarter-over-quarter decrease of 12.6% from RMB50.7 million. The year-over-year increase was mainly due to the rising cost per advertisement. The sequential decrease was due to decreased marketing activities.

General and administrative expenses were RMB12.8 million (US$2.1 million) for the fourth quarter of 2013, representing a year-over-year decrease of 8.1% from RMB13.9 million for the fourth quarter of 2012 due to better cost control.

Research and development expenses were RMB5.9 million (US$980,000) for the fourth quarter of 2013, representing a year-over-year increase of 19.6% from RMB5.0 million for the corresponding quarter of 2012, and a quarter-over-quarter increase of 13.1% from RMB5.2 million for the third quarter of 2013. The year-over-year increase was primarily due to the growth in the number of research and development personnel in connection with Jiayuan’s segmentation strategy, and the sequential increase was attributable to an increase in the provisions for year-end bonuses.

Operating income for the fourth quarter of 2013 was RMB17.8 million (US$2.9 million), a year-over-year increase of 40.2% from RMB12.7 million for the corresponding quarter of 2012, and a sequential increase of 23.7% from RMB14.4 million in the previous quarter. The year-over-year increase was due to the sustained growth in Jiayuan’s online business, as well as robust expansion of personalized matchmaking services. The sequential increase was primarily due to the strong growth in the Company’s personalized matchmaking services. Excluding share-based compensation expenses, non-GAAP operating income for the fourth quarter of 2013 was RMB18.0 million (US$3.0 million), an increase of 3.3% from RMB17.4 million for the corresponding quarter of 2012, and an increase of 6.2% from RMB16.9 million for the previous quarter.

Foreign currency exchange net gain for the fourth quarter of 2013 was RMB616,000 (US$102,000), compared to RMB745,000 for the corresponding quarter of 2012 and RMB509,000 for the previous quarter. The foreign currency exchange net gain for the fourth quarter of 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO has been converted into RMB and is being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income for the fourth quarter of 2013 was RMB25.0 million (US$4.1 million), representing a year-over-year increase of 45.2% from RMB17.2 million for the corresponding quarter of 2012, and a sequential increase of 41.9% from RMB17.6 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the fourth quarter of 2013 was RMB25.2 million (US$4.2 million), an increase of 14.9% from RMB22.0 million for the corresponding quarter of 2012, and an increase of 24.9% from RMB20.2 million for the previous quarter.

Basic and diluted net income per ADS5 for the fourth quarter of 2013 were RMB0.83 (US$0.14) and RMB0.82 (US$0.14), respectively, compared to basic and diluted net income per ADS of RMB0.57 and RMB0.56 for the corresponding quarter of 2012, and basic and diluted net income per ADS of RMB0.59 and RMB0.57, respectively, for the third quarter of 2013.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the fourth quarter of 2013 were RMB0.84 (US$0.14) and RMB0.83 (US$0.14), respectively, compared to RMB0.73 and RMB0.71 for the corresponding quarter of 2012 and non-GAAP basic and diluted net income per ADS of RMB0.67 and RMB0.66, respectively, for the third quarter of 2013.

As of December 31, 2013, Jiayuan had cash and cash equivalents and short-term deposits of RMB568.9 million (US$94.0 million). Cash flows from operating activities for the fourth quarter of 2013 were RMB48.4 million (US$8.0 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the fourth quarter of 2013 was 30.5 million. As of December 31, 2013, the Company had 32.7 million ADSs outstanding, including 0.2 million ADSs issued to the depository for future exercise of options.

5 Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

Full Year 2013 Financial Results6

Jiayuan reported net revenues of RMB492.6 million (US$81.4 million) for full year 2013, representing an increase of 19.9% from RMB410.8 million for full year 2012, primarily due to the strong growth in Jiayuan’s online services and personalized matchmaking businesses.

•                      Online services contributed RMB422.1 million (US$69.7 million), or 85.7% of net revenues for full year 2013, representing an increase of 16.4% from RMB362.5 million for the previous year due to the steady increase in paying user accounts and ARPU.

•                      Personalized matchmaking services contributed RMB52.5 million (US$8.7 million), or 10.6% of net revenues for full year 2013, representing an increase of 58.3% from RMB33.1 million for the previous year due to the growing number of service centers and customers with Jiayuan’s investment in developing the business.

•                      Events and others contributed RMB18.1 million (US$3.0 million), or 3.7% of net revenues for full year 2013, representing an increase of 19.1% from RMB15.2 million for the previous year due to the increase in events sponsorships that Jiayuan received.

Cost of revenues for full year 2013 was RMB180.5 million (US$29.8 million), representing an increase of 25.6% from RMB143.7 million from the previous year. This increase was primarily attributable to the continued development of Jiayuan’s online business as well as the rapid expansion of personalized matchmaking services.

Gross profit for full year 2013 was RMB312.1 million (US$51.6 million), representing an increase of 16.8% from RMB267.1 million for the previous year.

Selling and marketing expenses were RMB183.6 million (US$30.3 million) for full year 2013, representing an increase of 28.1% from RMB143.4 million for the previous year. The increase was mainly attributable to the rise in cost per advertisement and increased marketing activities.

General and administrative expenses were RMB52.6 million (US$8.7 million) for the full year 2013, representing a decrease of 3.3% from RMB54.4 million for the previous year. The year-over-year decrease was primarily due to effective cost control measures and Jiayuan’s purchase of its office space in March 2013, which reduced rental costs for the year.

Research and development expenses were RMB21.9 million (US$3.6 million) for full year 2013, representing an increase of 24.6% from RMB17.6 million for the previous year. This increase was primarily due to continued investment in research and development pertaining to new products and features designed to enhance the user experience.

6 The unaudited financial information disclosed in this press release is preliminary. The preparation of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2013 is still in progress. Adjustments to the financial information may be identified when the preparation work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Operating income for full year 2013 was RMB54.0 million (US$8.9 million), representing an increase of 4.2% from RMB51.8 million for the previous year, which was primarily attributable to the growth in online services and personalized matchmaking services. Excluding share-based compensation expenses, non-GAAP operating income for full year 2013 was RMB64.4 million (US$10.6 million), compared to RMB65.2 million for the previous year.

Foreign currency exchange net gain for full year 2013 was RMB1.9 million (US$320,000), compared to foreign currency exchange net loss of RMB1.8 million for the previous year. The foreign currency exchange net gain for full year 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the year. Part of the proceeds from Jiayuan’s IPO has been converted into RMB and is being held by its overseas entities whose functional currencies are the U.S. dollar.

Net income for full year 2013 was RMB63.7 million (US$10.5 million), representing an increase of 8.0% from RMB58.9 million for the previous year. Excluding share-based compensation expenses, non-GAAP net income for full year 2013 was RMB74.1 million (US$12.2 million), representing an increase of 2.5% from RMB72.3 million for the previous year.

Basic and diluted net income per ADS for full year 2013 were RMB2.13 (US$0.35) and RMB2.08 (US$0.34), respectively, compared to basic and diluted net income of RMB1.91 and RMB1.85, respectively, for the previous year.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for full year 2013 were RMB2.47 (US$0.41) and RMB2.42 (US$0.40), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB2.34 and RMB2.27 for the previous year.

Recent Developments

Jiayuan has been formally granted Key Software Enterprise (“KSE”) status under China’s Enterprise Income Tax Law. As a result, Jiayuan is eligible for a preferential corporate income tax rate of 10% for financial year 2013 and 2014.

First Quarter 2014 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB130 million to RMB132 million for the first quarter of 2014. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, February 27, 2014, at 8 a.m. U.S. Eastern Time (9 p.m. February 27, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

• United States:	+1-845-6750-438
• United States (Toll-free) :	+1-855-5008-701
• Hong Kong:	+852-3051-2745
• China:	400-1200-654

International/All other regions:	+ 65-6723-9385
Passcode:	18698607

A replay of the conference call may be accessed by phone at the following number until March 6, 2014:

International:	+61-2-8199-0299
Passcode:	18698607

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 4.9 million monthly active user accounts in the fourth quarter of 2013. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Yue Yu
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com
New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	December 31,	September 30,	December 31,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	257,709	233,412	232,613	38,425
Short-term deposits	233,025	307,980	336,299	55,553
Term deposits	10,000	—	—	—
Available-for-sale securities	5,047	5,175	5,233	864
Accounts receivable, net	40,102	39,942	33,987	5,614
Deferred tax assets	2,571	3,729	3,628	599
Prepaid expenses and other current assets	44,583	19,419	23,695	3,914
Total current assets	593,037	609,657	635,455	104,969
Non-current assets:
Prepaid expenses and other receivable — non-current portion	74,240	—	—	—
Property and equipment, net	22,431	102,417	99,484	16,434
Goodwill	789	789	789	130
Intangible assets, net	4,569	4,129	4,275	706
Total assets	695,066	716,992	740,003	122,239

LIABILITIES
Current liabilities:
Deferred revenue — current portion	109,772	123,335	125,391	20,713
Accounts payable	1,166	201	5,864	969
Accruals and other current liabilities	23,458	32,821	39,615	6,544
Income tax payable	12,483	22,613	22,226	3,671
Total current liabilities	146,879	178,970	193,096	31,897
Non-current liabilities:
Deferred revenue — non-current portion	801	1,033	369	61
Other payable— non-current portion	—	—	2,730	451
Deferred tax liabilities	—	2,999	4,590	758
Total Liabilities	147,680	183,002	200,785	33,167

SHAREHOLDERS’ EQUITY
Ordinary shares	343	349	349	58
Additional paid-in capital	536,173	505,845	506,458	83,661
Less: Treasury shares	(58,003)	(72,864)	(91,100)	(15,049)
Statutory reserves	9,502	9,502	9,974	1,648
Retained earnings	63,183	101,817	126,367	20,873
Accumulated other comprehensive loss	(3,812)	(10,659)	(12,830)	(2,119)
Total shareholders’ equity	547,386	533,990	539,218	89,072

Total liabilities and shareholders’ equity	695,066	716,992	740,003	122,239

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	December 31, 2012	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	US$

Net revenues	110,529	128,729	133,098	21,986
Cost of revenues	(38,235)	(45,894)	(52,304)	(8,640)

Gross profit	72,294	82,835	80,794	13,346

Operating expenses:
Selling and marketing expenses	(40,721)	(50,689)	(44,287)	(7,316)
General and administrative expenses	(13,938)	(12,538)	(12,806)	(2,115)
Research and development expenses	(4,963)	(5,245)	(5,934)	(980)
Total operating expenses	(59,622)	(68,472)	(63,027)	(10,411)

Operating income	12,672	14,363	17,767	2,935

Interest income, net	2,953	3,061	3,907	645
Foreign currency exchange gain, net	745	509	616	102
Other income, net	2,230	3,888	4,037	667
Income before income tax	18,600	21,821	26,327	4,349
Income tax expenses	(1,363)	(4,183)	(1,305)	(216)

Net income	17,237	17,638	25,022	4,133

Net income per ADS — Basic	0.57	0.59	0.83	0.14
Net income per ADS — Diluted	0.56	0.57	0.82	0.14

ADSs used in computing basic net income per ADS	30,070,191	30,022,164	29,993,579	29,993,579
ADSs used in computing diluted net income per ADS	30,777,619	30,757,601	30,538,260	30,538,260

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve months ended,
	December 31, 2012	December 31, 2013
	RMB	RMB	US$

Net revenues	410,803	492,606	81,372
Cost of revenues	(143,685)	(180,521)	(29,819)

Gross profit	267,118	312,085	51,553

Operating expenses:
Selling and marketing expenses	(143,376)	(183,619)	(30,332)
General and administrative expenses	(54,367)	(52,565)	(8,683)
Research and development expenses	(17,587)	(21,918)	(3,621)
Total operating expenses	(215,330)	(258,102)	(42,636)

Operating income	51,788	53,983	8,917

Interest income, net	13,323	11,687	1,931
Foreign currency exchange gain/(losses), net	(1,845)	1,935	320
Other income, net	4,898	9,104	1,504
Income before income tax	68,164	76,709	12,672
Income tax expenses	(9,227)	(13,053)	(2,156)

Net income	58,937	63,656	10,516

Net income per ADS — Basic	1.91	2.13	0.35
Net income per ADS — Diluted	1.85	2.08	0.34

ADSs used in computing basic net income per ADS	30,864,876	29,940,450	29,940,450
ADSs used in computing diluted net income per ADS	31,828,732	30,551,948	30,551,948

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended December 31, 2012			Three Months Ended September 30, 2013			Three Months Ended December 31, 2013
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	12,672	4,724	17,396	14,363	2,566	16,929	17,767	211	17,978
Net income	17,237	4,724	21,961	17,638	2,566	20,204	25,022	211	25,233
Basic net income per ADS	0.57		0.73	0.59		0.67	0.83		0.84
Diluted net income per ADS	0.56		0.71	0.57		0.66	0.82		0.83
ADSs used in computing basic net income per ADS	30,070,191		30,070,191	30,022,164		30,022,164	29,993,579		29,993,579
ADSs used in computing diluted net income per ADS	30,777,619		30,777,619	30,757,601		30,757,601	30,538,260		30,538,260

Note:

(a)              To adjust for share-based compensation expense.

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2013
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	51,788	13,363	65,151	53,983	10,428	64,411
Net income	58,937	13,363	72,300	63,656	10,428	74,084
Basic net income per ADS	1.91		2.34	2.13		2.47
Diluted net income per ADS	1.85		2.27	2.08		2.42
ADSs used in computing basic net income per ADS	30,864,876		30,864,876	29,940,450		29,940,450
ADSs used in computing diluted net income per ADS	31,828,732		31,828,732	30,551,948		30,551,948

Note:

(a)         To adjust for share-based compensation expense.